Exhibit 2.3

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of February 23, 2007 (the “Effective Date”), by and among BOULDER STATION, INC., a Nevada corporation (“Boulder Station”), FIESTA STATION HOLDINGS, LLC, a Nevada limited liability company (“Fiesta Station”), LAKE MEAD STATION HOLDINGS, LLC, a Nevada limited liability company (“Lake Mead Station”), PALACE STATION HOTEL & CASINO, INC., a Nevada corporation (“Palace Station”), SANTA FE STATION, INC., a Nevada corporation (“Santa Fe Station”) and SUNSET STATION, INC., a Nevada corporation (“Sunset Station,” and together with Boulder Station, Fiesta Station, Lake Mead Station, Palace Station and Santa Fe Station, collectively, “Sellers” and each individually, a “Seller”), and FCP NEWCO, LLC, a Delaware limited liability company (“Newco”).

1.             DEFINITIONS.

1.1           Defined Terms.  As used in this Agreement, each capitalized term has the meaning ascribed to it in this Section 1.1

“Applicable Land” means (i) with respect to Boulder Station, the Boulder Land, (ii) with respect to Lake Mead Station, the Fiesta Henderson Land, (iii) with respect to Fiesta Station, the Fiesta Rancho Land, (iv) with respect to Palace Station, the Palace Land, (v) with respect to Santa Fe Station, the Santa Fe Land and (vi) with respect to Sunset Station, the Sunset Land.

“Applicable Leases” means (i) with respect to Boulder Station, the Boulder Leases, (ii) with respect to Lake Mead Station, the Fiesta Henderson Leases, (iii) with respect to Fiesta Station, the Fiesta Rancho Leases, (iv) with respect to Palace Station, the Palace Leases, (v) with respect to Santa Fe Station, the Santa Fe Leases and (vi) with respect to Sunset Station, the Sunset Leases.

“Applicable Personal Property” means (i) with respect to Boulder Station, the Boulder Personal Property, (ii) with respect to Lake Mead Station, the Fiesta Henderson Personal Property, (iii) with respect to Fiesta Station, the Fiesta Rancho Personal Property, (iv) with respect to Palace Station, the Palace Personal Property, (v) with respect to Santa Fe Station, the Santa Fe Personal Property and (vi) with respect to Sunset Station, the Sunset Personal Property.

“Applicable Property” means (i) with respect to Boulder Station, the Boulder Property, (ii) with respect to Lake Mead Station, the Fiesta Henderson Property, (iii) with respect to Fiesta Station, the Fiesta Rancho Property, (iv) with respect to Palace Station, the Palace Property, (v) with respect to Santa Fe Station, the Santa Fe Property and (vi) with respect to Sunset Station, the Sunset Property.

“Applicable Real Property” means (i) with respect to Boulder Station, the Boulder Real Property, (ii) with respect to Lake Mead Station, the Fiesta Henderson Real Property, (iii) with respect to Fiesta Station, the Fiesta Rancho Real Property, (iv) with respect to Palace Station, the Palace Real Property, (v) with respect to Santa Fe Station, the Santa Fe Real

Property and (vi) with respect to Sunset Station, the Sunset Real Property.

“Applicable Seller Subsidiary Entity” means (i) with respect to Boulder Station, the Seller Subsidiary Entity that is wholly-owned by Boulder Station, (ii) with respect to Lake Mead Station, the Seller Subsidiary Entity that is wholly-owned by Lake Mead Station, (iii) with respect to Fiesta Station, the Seller Subsidiary Entity that is wholly-owned by Fiesta Station, (iv) with respect to Palace Station, the Seller Subsidiary Entity that is wholly-owned by Palace Station, (v) with respect to Santa Fe Station, the Seller Subsidiary Entity that is wholly-owned by Santa Fe Station and (vi) with respect to Sunset Station, the Subsidiary Entity that is wholly-owned by Sunset Station.

“Applicable Subsidiary Entity Interests” means the Subsidiary Entity Interests of the Applicable Seller Subsidiary Entity.

“Assets” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

“Assigned Contracts” shall have the meaning ascribed to such term in Section 9.1(e).

“Assigned Leases” shall have the meaning ascribed to such term in Section 9.1(f).

“Assignment of Lease” shall have the meaning ascribed to such term in Section 9.1(b).

“attorneys’ fees” or “attorneys’ fees and costs” shall have the meaning ascribed to such term in Section 17.13.

“Boulder Appurtenances” means all easements, rights and appurtenances related to the Boulder Land and Boulder Improvements.

“Boulder Fee Land” means that certain portion of the Boulder Land more particularly described in Exhibit A-1 attached hereto and incorporated herein.

“Boulder Fixtures” means all Fixtures now and hereafter located in, on or used in connection with, and permanently affixed to or incorporated into the Boulder Improvements.

“Boulder Ground Lease” means that certain Ground Lease and Sublease dated as of June 1, 1993 between KB Enterprises, a Nevada corporation, as landlord and Boulder Station, as tenant, a memorandum of which was recorded on July 5, 1995 as Instrument No. 950705.00674, in the Official Records of Clark County, Nevada, as amended by that certain First Amendment to Ground Lease and Sublease dated as of June 30, 1995, that certain Lease Amendment No. 1 dated December 23, 1996 and that certain Second Amendment to Ground Lease and Sublease dated as of January 7, 1997.

“Boulder Ground Leased Land” means that certain portion of the Boulder Land more particularly described in Exhibit A-2 attached hereto and incorporated herein.

“Boulder Improvements” means all Improvements on the Boulder Land, including the Boulder Fixtures.

“Boulder Land” means that certain real property located at 4111 Boulder Highway, City of Las Vegas, County of Clark, State of Nevada, as more particularly described in Exhibit A attached hereto and incorporated herein.

“Boulder Leases” means all Leases affecting the Boulder Land and Boulder Improvements.

“Boulder Personal Property” means all Intangible Personal Property relating to the Boulder Real Property and the tangible personal property included in the Boulder Fixtures.

“Boulder Property” means the Boulder Real Property and Boulder Personal Property.

“Boulder Real Property” means the Boulder Fee Land, Boulder Station’s leasehold estate as tenant and subtenant under the Boulder Ground Lease, Boulder Improvements, Boulder Appurtenances and Boulder Station’s interest as lessor under the Boulder Leases.

“Boulder Station” shall have the meaning ascribed to such term in the preamble hereto.

“Casualty” shall have the meaning ascribed to such term in Section 13.2.

“Closing” shall have the meaning ascribed to such term in Section 11.

“Closing Date” shall have the meaning ascribed to such term in Section 11.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commitment Letter” means that certain Amended and Restated Financing Commitment Letter dated December 8, 2006 among Fertitta Colony Partners LLC, Deutsche Bank AG, New York Branch, German American Capital Corporation and JPMorgan Chase Bank N.A.

“Contracts” shall have the meaning ascribed to such term in Section 4.1(i).

“Deed” shall have the meaning ascribed to such term in Section 9.1(a).

“Disclosed/Permitted Matters” shall have the meaning ascribed to such term in Section 4.1(j).

“Disclosure Schedule” shall mean Annex 1 attached to this Agreement and hereby made a part hereof, as the same may be updated from time to time by Sellers prior to the Closing with the reasonable approval of Purchaser and Purchaser’s Lender.

“Effective Date” shall have the meaning ascribed to such term in the preamble hereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” as applied to any Person, means (i) any corporation that is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) that is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member.  Any former ERISA Affiliate of a Person or any of its subsidiaries shall continue to be considered an ERISA Affiliate of such Person or such subsidiary within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of such Person or such subsidiary and with respect to liabilities arising after such period for which such Person or such subsidiary could be liable under the Code or ERISA.

“Excepted Claims” means any claims arising from a breach of a representation and warranty under Sections 4.1(a) to (e) and (h).

“Fee Mortgagee Estoppel Certificate” shall have the meaning ascribed to such term in Section 7.1(c).

“Fertittas” means Frank J. Fertitta III and Lorenzo J. Fertitta.

“Fiesta Henderson Appurtenances” means all easements, rights and appurtenances related to the Fiesta Henderson Land and Fiesta Henderson Improvements.

“Fiesta Henderson Fixtures” means all Fixtures now and hereafter located in, on or used in connection with, and permanently affixed to or incorporated into the Fiesta Henderson Improvements.

“Fiesta Henderson Improvements” means all Improvements on the Fiesta Henderson Land including the Fiesta Henderson Fixtures.

“Fiesta Henderson Land” means that certain real property located at 777 West Lake Mead Parkway, City of Henderson, County of Clark, State of Nevada, as more particularly described in Exhibit B attached hereto and incorporated herein.

“Fiesta Henderson Leases” means all Leases affecting the Fiesta Henderson Land and Fiesta Henderson Improvements.

“Fiesta Henderson Personal Property” means all Intangible Personal Property relating to the Fiesta Henderson Real Property and the tangible personal property included in the Fiesta Henderson Fixtures.

“Fiesta Henderson Property” means the Fiesta Henderson Real Property and Fiesta Henderson Personal Property.

“Fiesta Henderson Real Property” means the Fiesta Henderson Land, Fiesta Henderson Improvements, Fiesta Henderson Appurtenances, Lake Mead Station’s interest as lessor under the Fiesta Henderson Leases.

“Fiesta Rancho Appurtenances” means all easements, rights and appurtenances related to the Fiesta Rancho Land and Fiesta Rancho Improvements.

“Fiesta Rancho Fixtures” means all Fixtures now and hereafter located in, on or used in connection with, and permanently affixed to or incorporated into the Fiesta Rancho Improvements.

“Fiesta Rancho Improvements” means all Improvements on the Fiesta Rancho Land including the Fiesta Rancho Fixtures.

“Fiesta Rancho Land” means that certain real property located at 2400 Rancho Drive, City of North Las Vegas, County of Clark, State of Nevada, as more particularly described in Exhibit C attached hereto and incorporated herein.

“Fiesta Rancho Leases” means all Leases affecting the Fiesta Rancho Land and Fiesta Rancho Improvements.

“Fiesta Rancho Personal Property” means all Intangible Personal Property relating to the Fiesta Rancho Real Property and the tangible personal property included in the Fiesta Rancho Fixtures.

“Fiesta Rancho Property” means the Fiesta Rancho Real Property and Fiesta Rancho Personal Property.

“Fiesta Rancho Real Property” means the Fiesta Rancho Land, Fiesta Rancho Improvements, Fiesta Rancho Appurtenances and Fiesta Station’s interest as lessor under the Fiesta Rancho Leases.

“Fiesta Station” shall have the meaning ascribed to such term in the preamble hereto.

“Fixtures” means permanently affixed equipment, machinery, fixtures (as defined in the Uniform Commercial Code) (including all HVAC equipment, elevators, escalators and lighting, together with all equipment, parts and supplies used to service, repair, maintain and equip the foregoing), and other items of real and/or personal property, including all components thereof, now and hereafter located in, on or used in connection with, and permanently affixed to or incorporated into particular Improvements, including all furnaces, boilers, heaters, electrical equipment, heating, plumbing, lighting, ventilating, refrigerating, incineration, air- and water-

pollution-control, waste-disposal, aircooling and air-conditioning systems and apparatus, sprinkler systems and fire- and theft- protection equipment, all of which, to the greatest extent permitted by law, are hereby deemed to constitute real estate, together with all replacements, modifications, alterations and additions thereto.

“GAAP” means generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

“Gaming Authority” means those federal, state and local governmental, regulatory and administrative authorities, agencies, boards and officials responsible for or involved in the regulation of gaming or gaming activities in any jurisdiction, including within the State of Nevada, specifically, the Nevada Gaming Commission, the Nevada State Gaming Control Board, and applicable local authorities.

“Gaming Equipment” means all equipment, supplies, inventory and other personal property used in the operation of a casino including gaming devices, slot machines, gaming tables, cards, dice, chips, player tracking systems, cashless wagering and associated equipment, all as defined in Nevada Revised Statutes Chapter 463.

“Gaming Laws” means those laws pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming within any jurisdiction and, within the State of Nevada, specifically, the Nevada Gaming Control Act, as codified in the Chapter 463 of the Nevada Revised Statutes, and the regulations of the Nevada Gaming Commission and Nevada State Gaming Control Board promulgated thereunder, as amended from time to time.

“Gaming Licenses” shall mean all licenses, consents, permits, approvals, authorizations, registrations, findings of suitability, franchises and entitlements issued by any Gaming Authority necessary for or relating to the conduct of activities or ownership of equity interests under the Gaming Laws.

“Governmental Approvals” means all certificates of occupancy, licenses, permits, approvals, authorizations, franchises and other forms of governmental entitlements and consents relating to particular Real Property, but shall not include any Gaming Licenses.

“Ground Lessor” shall have the meaning ascribed to such term in Section 4.1(f).

“Ground Lessor Estoppel Certificate” shall have the meaning ascribed to such term in Section 7.1(c).

“Hazardous Materials” shall have the meaning ascribed to such term in Section 4.1(q).

“Improvements” means all buildings, structures, Fixtures and other improvements of every kind, including alleyways, sidewalks, utility pipes, conduits and lanes, parking areas and roadways appurtenant to such buildings and structures presently or hereafter situated on the Applicable Land.

“Indebtedness” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

“Intangible Personal Property”  means all rights under Governmental Approvals and all Warranties relating to the use and occupancy of particular Real Property and shall not include any other intangible personal property owned by Sellers.

“Known to Purchaser’s Lender” means known to Purchaser’s Initial Lender and shall include all materials furnished to Purchaser’s Initial Lender by Sellers or SCI.

“Leases” means all leases, occupancy agreements, and other agreements for use, possession or occupancy affecting particular Land and Improvements between any Seller and/or its predecessor(s)-in-interest, as landlord, and Tenants.

“Liabilities” means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

“Loss” means any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

“Master Lease” means a lease entered into between SCI, as tenant, and PropCo and the Seller Subsidiary Entities, collectively as landlord, substantially in the form of the Master Lease attached hereto as Exhibit G.

“Material Contracts” means the Assigned Contracts, Assigned Leases and Contracts listed on Schedule 1 attached hereto.

“Merger Agreement” means that certain Agreement and Plan of Merger by and among SCI, Fertitta Colony Partners LLC and FCP Acquisition Sub dated as of February 23, 2007.

“Newco” shall have the meaning ascribed to such term in the preamble hereto.

“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other contract that gives the right to (i) purchase or otherwise receive or be issued any member, limited liability company or other equity interest of such Person or any security of any kind convertible into or exchangeable or exercisable for any member, limited liability company or other equity interest of such Person or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of any member, limited liability company or other equity interest of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any member, limited liability company or other equity interest of such Person are voted.

“Palace Appurtenances” means all easements, rights and appurtenances related to the Palace Land and Palace Improvements.

“Palace Fixtures” means all Fixtures now and hereafter located in, on or used in connection with, and permanently affixed to or incorporated into the Palace Improvements.

“Palace Improvements” means all Improvements on the Palace Land including the Palace Fixtures.

“Palace Land” means that certain real property located at 2411 West Sahara Avenue, City of Las Vegas, County of Clark, State of Nevada, as more particularly described in Exhibit D attached hereto and incorporated herein.

“Palace Leases” means all Leases affecting the Palace Land and Palace Improvements.

“Palace Personal Property” means all Intangible Personal Property relating to the Palace Real Property and the tangible personal property included in the Palace Fixtures.

“Palace Property” means the Palace Real Property and Palace Personal Property.

“Palace Real Property” means the Palace Land, Palace Improvements, Palace Appurtenances, Palace Station’s interest as lessor under the Palace Leases.

“Palace Station” shall have the meaning ascribed to such term in the preamble hereto.

“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or governmental authority.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by the particular Seller or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Portfolio MAE” shall have the meaning ascribed to such term in the Commitment Letter.

“PropCo” shall mean FCP PropCo, LLC, a Delaware limited liability company to be formed by Newco pursuant to Section 2.3.

“Properties” means the Boulder Property, Fiesta Henderson Property, Fiesta Rancho Property, Palace Property, Santa Fe Property and Sunset Property.

“Property Substitution” shall have the meaning ascribed to such term in Section 13.2.

“Purchase Price” shall have the meaning ascribed to such term in Section 3.1.

“Purchaser” means Newco until the assignment of its rights under this Agreement to PropCo as described in Section 2.3 and thereafter shall mean PropCo.

“Purchaser’s Conditions Precedent” shall have the meaning ascribed to such term in Section 7.1.

“Purchaser’s Initial Lender” shall mean any Initial Lender as defined in the Commitment Letter.

“Purchaser’s Lender” shall mean Landlord’s Lender as such term is defined in the Master Lease.

“Purchaser’s Loan Documents” shall mean Landlord’s Loan Documents as such term is defined in the Master Lease.

“Real Property” means the Boulder Real Property, Fiesta Henderson Real Property, Fiesta Rancho Real Property, Palace Real Property, Santa Fe Real Property and Sunset Real Property.

“Santa Fe Appurtenances” means all easements, rights and appurtenances related to the Santa Fe Land and Santa Fe Improvements.

“Santa Fe Fixtures” means all Fixtures now and hereafter located in, on or used in connection with, and permanently affixed to or incorporated into the Santa Fe Improvements.

“Santa Fe Improvements” means all Improvements on the Santa Fe Land including the Santa Fe Fixtures.

“Santa Fe Land” means that certain real property located at 4949 North Rancho Drive, City of Las Vegas, County of Clark, State of Nevada, as more particularly described in Exhibit E attached hereto and incorporated herein.

“Santa Fe Leases” means all Leases affecting the Santa Fe Land and Santa Fe Improvements.

“Santa Fe Personal Property” means all Intangible Personal Property relating to the Santa Fe Real Property and the tangible personal property included in the Santa Fe Improvements.

“Santa Fe Property” means the Santa Fe Real Property and Santa Fe Personal Property.

“Santa Fe Real Property” means the Santa Fe Land, Santa Fe Improvements, Santa Fe Appurtenances and Santa Fe Station’s interest as lessor under the Santa Fe Leases.

“Santa Fe Station” shall have the meaning ascribed to such term in the preamble hereto.

“SCI” means Station Casinos, Inc., a Nevada corporation.

“Seller” and “Sellers” shall have the meanings ascribed to such terms in the preamble hereto.

“Seller Subsidiary Entities” and “Seller Subsidiary Entity” shall have the meanings ascribed to such terms in Section 2.2.

“Sellers’ Conditions Precedent” shall have the meaning ascribed to such term in Section 7.2.

“Special Committee” has the meaning ascribed thereto in the Merger Agreement.

“Subleases” shall mean the subleases entered into between each applicable Seller and SCI substantially in the form of the Sublease attached hereto as Exhibit H.  “Sublease” shall mean any of the Subleases.

“Subsidiary Entity Interests” shall mean 100% of the membership and other limited liability company interests of a Seller Subsidiary Entity.

“Substituted Properties” shall have the meaning ascribed to such term in Section 13.2.

“Sunset Appurtenances” means all easements, rights and appurtenances related to the Sunset Land and Sunset Improvements.

“Sunset Contracts” means the Contracts which affect the Sunset Property.

“Sunset Fixtures” means all Fixtures now and hereafter located in, on or used in connection with, and permanently affixed to or incorporated into the Sunset Improvements.

“Sunset Improvements” means all Improvements on the Sunset Land including the Sunset Fixtures.

“Sunset Land” means that certain real property located at 1301 West Sunset Road, City of Henderson, County of Clark, State of Nevada, as more particularly described in Exhibit F attached hereto and incorporated herein.

“Sunset Leases” means all Leases affecting the Sunset Land and Sunset Improvements.

“Sunset Personal Property” means all Intangible Personal Property relating to the Sunset Real Property and the tangible personal property included in the Sunset Fixtures.

“Sunset Property” means the Sunset Real Property and Sunset Personal Property.

“Sunset Real Property” means the Sunset Land, Sunset Improvements, Sunset

Appurtenances and Sunset Station’s interest as lessor under the Sunset Leases.

“Sunset Station” shall have the meaning ascribed to such term in the preamble hereto.

“Survival Date” shall have the meaning ascribed to such term in Section 4.2.

“Taking” shall have the meaning ascribed to such term in Section 13.2.

“Tenants” means the lessees or tenants under the Leases.

“Title Company” means either Nevada Title Company or LandAmerica Lawyers Title, as approved by Sellers, Purchaser and Purchaser’s Initial Lender.

“Title Policies” shall have the meaning ascribed to such term in Section 7.1(b).

“Uniform Commercial Code” means the Uniform Commercial Code as adopted in the State of Nevada, as amended from time to time.

“Warranties” means all warranties or guarantees received by a particular Seller from any contractors, subcontractors, suppliers or materialmen in connection with any construction, repairs or alteration of any of the Improvements relating to particular Real Property.

1.2           Interpretation.  In this Agreement, unless otherwise indicated, the singular includes the plural and conversely; words importing one gender include the others; references to statutes or regulations are to be construed as including all statutory or regulatory provisions consolidating, amending or replacing the statute or regulation referred to; references to “writing” include printing, typing, lithography and other means of reproducing words in a tangible visible form; the word “or” shall not be exclusive (i.e., shall be deemed to include “and/or”); the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”; references to articles, sections (or subdivisions of sections), exhibits, annexes or schedules are to such parts of this Agreement; references to agreements and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions and other modifications to such instruments (without, however, limiting any prohibition on any such amendments, extensions and other modifications by the terms of this Agreement); and references to persons include their respective permitted successors and assigns and, in the case of any governmental authority, persons succeeding to their respective functions and capacities.

2.             FORMATION OF SELLER SUBSIDIARY ENTITIES, TRANSFER OF PROPERTIES; PURCHASE AND SALE; LEASEBACK; SUBLEASES

2.1           On or prior to the Closing Date, Fiesta Station will be merged with and into Fiesta Station, Inc., a Nevada corporation, and Fiesta Station, Inc. shall be the surviving entity in the merger.   On or prior to the Closing Date, Lake Mead Station will be merged with and into Lake Mead Station, Inc., a Nevada corporation, and Lake Mead Station, Inc. shall be the surviving entity in the merger.  Following such mergers, all references hereunder to “Fiesta

Station” shall mean Fiesta Station, Inc. and all references hereunder to “Lake Mead Station” shall mean Lake Mead Station, Inc., and Fiesta Station, Inc. and Lake Mead Station, Inc. shall each become a “Seller” hereunder.

2.2           Following the mergers described in Section 2.1 above, each Seller shall form a special purpose, wholly-owned Delaware limited liability company (each, a “Seller Subsidiary Entity,” and collectively, the “Seller Subsidiary Entities”) and then transfer its Applicable Property to such Seller Subsidiary Entity by delivery of the documents described in Sections 9.1(a) through (f) inclusive.

2.3           Substantially concurrently with the transfer of the Applicable Property to each Seller Subsidiary Entity, Newco shall form PropCo, as a special purpose, wholly-owned Delaware limited liability company and then assign all of its rights, titles and interests under this Agreement to PropCo.

2.4           Upon and subject to the terms and conditions herein contained, each Seller, severally and not jointly, hereby agrees to sell and convey to Purchaser, and Purchaser hereby agrees to acquire and purchase from each Seller, all of the right, title and interest of such Seller in, to and under such Seller’s Applicable Subsidiary Entity Interests.

2.5           Simultaneously with the sale of the Subsidiary Entity Interests in the Seller Subsidiary Entities to Purchaser, Purchaser and the Seller Subsidiary Entities shall lease the Properties to SCI on the terms and conditions and for the rental set forth in the Master Lease and SCI shall enter into a sublease of each Applicable Property with each Seller on the terms and conditions and for the rental set forth in the Subleases.

2.6           Immediately after the sale of the Subsidiary Entity Interests in the Seller Subsidiary Entities to Purchaser, the Seller Subsidiary Entities shall be merged with and into Purchaser.

3.             THE PURCHASE PRICE

3.1           Subject to the adjustments described in Section 3.2 below, the purchase price for each of the Applicable Subsidiary Entity Interests (the “Purchase Price”) shall be the following:

(a)           Eight Hundred Million Dollars ($800,000,000.00) for the Applicable Subsidiary Entity Interests owned by Boulder Station;

(b)           One Hundred Ninety-Seven Million Dollars ($197,000,000.00) for the Applicable Subsidiary Entity Interests owned by Lake Mead Station;

(c)           One Hundred Sixty-Two Million Dollars ($162,000,000.00) for the Applicable Subsidiary Entity Interests owned by Fiesta Station;

(d)           Four Hundred Ninety-Six Million Dollars ($496,000,000.00) for the Applicable Subsidiary Entity Interests owned by Palace Station;

(e)           Eight Hundred Fifty-Five Million Dollars ($855,000,000.00) for the Applicable Subsidiary Entity Interests owned by Santa Fe Station; and

(f)            Seven Hundred Sixty-Five Million Dollars ($765,000,000.00) for the Applicable Subsidiary Entity Interests owned by Sunset Station.

3.2           In the event that Purchaser and Sellers jointly determine to update the appraisals previously done of the Properties after the Effective Date and prior to the Closing Date and, on the basis of such updated appraisals, either Purchaser or Sellers determine that there has been a material change in the value of the Properties, taken as a whole, after the Effective Date and prior to the Closing Date, Purchaser and Sellers shall enter into an amendment to this Agreement and modify the terms of the Master Lease and Subleases, as appropriate, in order to adjust the Purchase Price of each Applicable Subsidiary Entity Interest and rents under the Master Lease and the Sublease of each Applicable Property so affected in a manner reasonably acceptable to Purchaser and Sellers and approved by Purchaser’s Lender in accordance with the terms of the Commitment Letter and consistent with the revised appraisals.

3.3           The Purchase Price of each Applicable Subsidiary Entity Interests as adjusted pursuant to Section 3.2 above shall be paid to the Seller of the Applicable Subsidiary Entity Interests by wire transfer of immediately available funds at the Closing.

4.             REPRESENTATIONS AND WARRANTIES OF SELLERS

4.1           Each Seller, severally and not jointly, represents and warrants to Purchaser that the following matters are true and correct as of the date hereof:

(a)           Such Seller is a corporation, or with respect to Fiesta Station and Lake Mead Station, a limited liability company, duly organized or formed, validly existing, and in good standing and qualified to do business in the State of Nevada.  This Agreement has been, and all documents to be delivered by such Seller to Purchaser or its Applicable Seller Subsidiary Entity at or prior to the Closing pursuant to this Agreement will be, duly authorized, executed and delivered by such Seller, is and, in the case of the documents to be delivered, will be legal and binding obligations of such Seller, enforceable in accordance with their respective terms except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, moratorium and other principles relating to or limiting the rights of contracting parties generally.

(b)           Such Seller has, and at the Closing, such Seller’s Applicable Seller Subsidiary Entity shall have, full corporate or limited liability company power and authority to own, operate or lease the Applicable Property and to carry on its business in all material respects as currently conducted by it.

(c)           At the Closing, such Seller’s Applicable Seller Subsidiary Entity will be a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware.  At or prior to the Closing, such Seller will have furnished or made available to Purchaser true and complete copies of the certificate of formation and limited liability company agreement of its Applicable Seller Subsidiary Entity and all amendments thereto.

(d)           At the Closing, the Subsidiary Entity Interests owned by such Seller in such Seller’s Applicable Seller Subsidiary Entity shall constitute 100% of the issued and outstanding member and other limited liability company interests in such Applicable Seller Subsidiary Entity and there will be no outstanding Options with respect to such Applicable Seller Subsidiary Entity and such Applicable Seller Subsidiary Entity shall have no Liabilities other than the Assigned Contracts and Assigned Leases assigned to such Applicable Seller Subsidiary Entity by such Seller pursuant to Section 2.2 above.

(e)           At the Closing, such Applicable Seller Subsidiary Entity’s issued and outstanding Subsidiary Entity Interests will be validly issued, fully paid and nonassessable, and such Seller will own such Subsidiary Entity Interests, beneficially and of record, free and clear of all liens.  The delivery of the assignment and assumption agreement described in Section 9.1(h) will transfer to Purchaser good and valid title to the Applicable Subsidiary Entity Interests, free and clear of all liens.

(f)            With respect to Boulder Station, the copy of the Boulder Ground Lease, and all modifications, supplements and amendments thereto, delivered by Boulder Station to Purchaser prior to the date hereof, is true, correct and complete and is in full force and effect, without default by any party thereto (the “Ground Lessor”).  The copy of the Boulder Ground Lease delivered to Purchaser constitutes the entire agreement with Ground Lessor relating to the Boulder Ground Leased Land, and has not been modified, supplemented or amended, except for such modifications, supplements and amendments delivered to Purchaser.

(g)           Such Seller has, and at the Closing, its Applicable Seller Subsidiary Entity shall have, good and insurable title to its Applicable Real Property subject only to Disclosed/Permitted Matters.  Such Seller has, and at the Closing its Applicable Seller Subsidiary Entity shall have, good and marketable title to its Applicable Personal Property subject only to Disclosed/Permitted Matters.

(h)           Except as described in the Disclosure Schedule, this Agreement, and all documents to be delivered by such Seller at the Closing, do not, and will not at the Closing, violate any provision of (i) the articles of incorporation, bylaws, certificate of formation, limited liability company agreement or other comparable organizational documents of such Seller or its Applicable Seller Subsidiary Entity, (ii) any Material Contracts or (iii) any order, writ, judgment or decree specifically naming, or statute, rule or regulation applicable to the Applicable Property, such Seller or its Applicable Seller Subsidiary Entity and do not require any consent by any third party; provided, however, that with respect to Boulder Station, the transfer of Boulder Station’s leasehold estate under the Boulder Ground Lease requires the consent of the Ground Lessor.

(i)            There have been furnished or made available to Purchaser and Purchaser’s Initial Lender complete and correct copies of, or disclosed in item 3 of the Disclosure Schedule, all written service, construction, vendor, maintenance and management contracts and Leases affecting its Applicable Property that are in effect as of the date hereof and will be binding on Purchaser or such Seller’s Applicable Seller Subsidiary Entity or constitute a lien or encumbrance on the Applicable Property after the Closing (collectively, “Contracts”).  Such Seller has, and at the Closing, its Applicable Seller Subsidiary Entity will have, not agreed to any modifications or material waivers, whether orally or in writing, with respect to any Contract, except for such written amendments and waivers delivered or made available to Purchaser or as described in the Disclosure Schedule.

(j)            Other than the Contracts, Applicable Leases and other materials relating to the Applicable Property previously furnished or made available to Purchaser and Purchaser’s Initial Lender and the matters as shown in the Disclosure Schedule or the Title Policy for the Applicable Property (collectively with such Contracts and other materials, the “Disclosed/Permitted Matters”), such Seller has not and such Seller’s Applicable Seller Subsidiary Entity shall have not entered into any lease, tenancy, occupancy or service agreement or any other agreement that will be binding on Purchaser, such Seller’s Applicable Seller Subsidiary Entity or the Applicable Property after the Closing.  Such Seller has no knowledge that anyone will, at the Closing, have any right to possession of the Applicable Property owned or leased by such Seller or its Applicable Seller Subsidiary Entity, except pursuant to the Disclosed/Permitted Matters and with respect to the Boulder Property, the lessors under the Boulder Ground Lease.

(k)           The facilities, structure and equipment presently situated on the Applicable Property of such Seller and owned, operated or leased by such Seller are presently adequate for the operations for which they are being used.  Such facilities, structures and equipment are structurally sound and in good repair and operating condition, normal wear and tear excepted.  Except as described in the Disclosed/Permitted Matters, such Seller has not received notice of any condemnation proceeding against the whole or any part of the Applicable Property, and, to the best of such Seller’s knowledge, there is no proposed or contemplated exercise of eminent domain with respect to the Applicable Property.

(l)            Such Seller is not, and at the Closing, its Applicable Seller Subsidiary Entity will not be, the subject of a bankruptcy or insolvency proceeding.

(m)          To the best of such Seller’s knowledge, except as described in the Disclosed/Permitted Matters or terminations in the ordinary and usual course consistent with past practice, the persons employed by Seller, or at the Closing, its Applicable Seller Subsidiary Entity, in connection with the management, operation, or maintenance of the Applicable Property will continue to be employed by such Seller as of the Closing.  Since January 1, 2006, there has been no material work stoppage, strike or other concerted action by employees of such Seller.

(n)           Except as described in the Disclosed/Permitted Matters, there are no pending or, to the best of such Seller’s knowledge, threatened lawsuits by any party claiming a default under any Contract or otherwise concerning the whole or any part of the Applicable Property, which in either case would have a material adverse effect on the Seller or the Applicable Seller Subsidiary Entity or the value or operations of the Applicable Property.

(o)           Except as described in the Disclosed/Permitted Matters, each Applicable Lease and Contract affecting the Applicable Property is in full force and effect and unmodified.  Except as described in the Disclosed/Permitted Matters, such Seller has, and at the Closing, its Applicable Seller Subsidiary Entity will have, performed all material obligations (including any obligations to perform work or pay construction allowances) and is not, or at the Closing, will not be, in material default under any such Applicable Lease or Contract.  Except as described in the Disclosed/Permitted Matters, no written notice has been either received or delivered by such Seller regarding any material default or material breach under any Applicable Lease or Contract affecting the Applicable Property which is outstanding and uncured.

(p)           To the best of such Seller’s knowledge, except as described in the Disclosed/Permitted Matters, no Tenant is in default in the payment of rent required to be paid under its Applicable Lease.

(q)           Except as described in the Disclosed/Permitted Matters, such Seller has, and at the Closing, its Applicable Seller Subsidiary Entity will have, no knowledge of the use, treatment, storage, disposal or existence of any Hazardous Materials at the Applicable Property, including, without limitation, the groundwater thereunder, which might create any liability of owners or occupants of the Applicable Property under any federal, state or local law or regulation or which would require reporting to a governmental agency.  For the purpose of this Agreement, “Hazardous Materials” shall include, but not be limited to, (A) substances defined as “hazardous materials,” “hazardous substances,” “hazardous wastes,” or “toxic substances” in the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Materials Transportation Act, 49 U.S.C. § 1801, et seq.; the Resource Conservation and Recovery Act 42 U.S.C. § 6901 et seq.; applicable state and local statutes; and in the regulations adopted and publications promulgated pursuant to said laws from time to time, and (B) any chemical, material, substance or other matter of any kind whatsoever which is prohibited, regulated or limited by any federal, state, local, county or regional authority or legislation, including, without limitation, that enumerated above in clause (A).  Except as described in the Disclosed/Permitted Matters, there is no asbestos or polychlorinated biphenyls (PCBs) contained in or stored on the Applicable Property including, without limitation, the materials comprising the Improvements situated on the Applicable Property.

(r)            The Applicable Property has adequate rights of access to public ways.  All roads necessary for the full utilization of the Applicable Property for its current purpose have been completed and dedicated to public use and accepted by all governmental authorities or are the subject of access easements for the benefit of the Applicable Property.

(s)           Except as described in the Disclosed/Permitted Matters, there are no material physical, structural, or mechanical defects in the Improvements on the Applicable Property, including, without limitation, the plumbing, heating, air conditioning and electrical systems, and all such items are in good operating condition and repair.

(t)            Except as described in the Disclosed/Permitted Matters, the use and operation of the Applicable Property is in compliance with applicable building codes, environmental, zoning, subdivision, and land use laws, and other local, state and federal laws and regulations.  Except as described in the Disclosed/Permitted Matters, such Seller has, and at the Closing, its Applicable Seller Subsidiary Entity will have, received no notice from any governmental authority advising such Seller or Seller Subsidiary Entity of (i) a violation of any such laws or regulations (whether now existing or which will exist with the passage of time) or (ii) any action which must be taken to avoid a violation thereof.

(u)           Except as described in the Disclosed/Permitted Matters, such Seller has, and at the Closing, will have and its Applicable Seller Subsidiary Entity will have, not received any notice from any insurance carrier or any of the Tenants of any defects or inadequacies in the Applicable Property, or in any portion thereof, which would adversely affect the insurability thereof or the cost of such insurance.  Except as described in the Disclosed/Permitted Matters, there are no pending insurance claims with respect to its Applicable Property or its Applicable Seller Subsidiary Entity.

(v)           Except as described in the Disclosed/Permitted Matters, there are no pending, or, to the best of such Seller’s knowledge, threatened legal proceedings or actions of any kind or character affecting the Applicable Property or such Seller’s interest therein, or at the Closing, its Applicable Seller Subsidiary Entity’s interest therein, which in either case would have a material adverse effect on the Seller or the Applicable Seller Subsidiary Entity or the value or operations of the Applicable Property.

(w)          There are no federal, state or local tax liens encumbering the Applicable Property other than the lien of real property taxes and assessments not yet due and payable.

(x)            No pending obligations exist for sales or use taxes due with respect to the personal property in the Applicable Property and all such taxes assessed prior to the Closing or by reason of the transaction contemplated herein shall be paid by such Seller.

(y)           Except as set forth in the notes thereto and as disclosed in the Disclosure Schedule, all such Seller’s financial statements delivered to Purchaser (i) were prepared in accordance with GAAP, (ii) fairly present the financial condition and results of operations of the business of such Seller as of the respective dates thereof and for the respective periods covered thereby, and (iii) were compiled from books and records regularly maintained by management and used to prepare the financial statements of such Seller in accordance with the principles stated therein.  Such Seller has maintained the books and records in a manner sufficient to permit the preparation of financial statements in accordance with GAAP.

(z)            Such Seller is solvent and will not be rendered insolvent or subject to any material risk of insolvency (either because the financial condition of such Seller is such that the sum of its Indebtedness is greater than the fair market value of its Assets or because the fair market value of its Assets will be less than the amount required to pay its probable liability on its Indebtedness as such Indebtedness becomes due) as a result of the transactions contemplated by this Agreement.  The consummation of the transactions contemplated by this Agreement will not have the effect of causing any bankruptcy or insolvency laws to be applicable to such Seller or subject such Seller to any bankruptcy, civil rehabilitation, reorganization or similar proceedings.

(aa)         ERISA.  Such Seller and each of its respective ERISA Affiliates have complied in all material respects with all applicable provisions and requirements of ERISA and the regulations and published interpretations thereunder with respect to each Plan, and have performed all their obligations under each Plan except as would not reasonably be expected to have a material adverse effect on such Seller or the operations of its Applicable Property.  Each Plan that is intended to qualify under Section 401(a) of the Code is so qualified to the extent that failure of such Plan to qualify would not reasonably be expected to have a material adverse effect on such Seller or the operations of its Applicable Property.

(bb)         Taxes.  Except as would not reasonably be expected to have a material adverse effect on such Seller or the operations of its Applicable Property, such Seller has filed or caused to be filed all federal, state and other material tax returns that are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any governmental authority (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of such Seller); no tax lien has been filed, and, to the best of such Seller’s knowledge, no claim is being asserted, with respect to any such tax, fee or other charge.

4.2           All of the representations and warranties set forth in this Section 4 above shall survive the execution and delivery of this Agreement and the performance hereof and shall further survive until the date that occurs one (1) year after the Closing Date (the “Survival Date”); and if notice of any claim made by Purchaser of a breach of any representation or warranty is given on or before the Survival Date, such claim may be pursued against the appropriate Seller and such representation or warranty shall not be deemed to have expired on the Survival Date.  Notwithstanding the foregoing, the representations and warranties set forth in Sections 4.1(a) to (e) and (h) of this Agreement shall survive the Closing Date indefinitely Notice of any claim made by Purchaser on the basis of a breach of a provision in this Section 4 above shall be given by the Purchaser to the appropriate Seller on or before the Survival Date and Purchaser shall be deemed to have waived all claims in connection with this Section 4 if written notice of which is not given to such Seller on or before the Survival Date provided that the foregoing shall not apply to claims made by Purchaser on the basis of a breach of any of the representations and warranties set forth in Sections 4.1(a) to (e) and (h) of this Agreement.

5.             REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants that the following matters are true and correct as of the date hereof and as of the Closing Date:

5.1           Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.  Purchaser hereby represents and warrants to each Seller that this Agreement has been, and all the documents to be delivered by Purchaser to each Seller at the Closing will be, duly authorized, executed and delivered by Purchaser, is and, in the case of the documents to be delivered, will be legal and binding obligations of Purchaser, enforceable in accordance with their respective terms (except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, moratorium and other principles relating to or limiting the rights of contracting parties generally), and does not, and will not at the Closing, violate any provisions of any agreement to which Purchaser is a party.

5.2           This Agreement and all other documents now or hereafter to be executed and delivered by Purchaser pursuant to this Agreement do not and will not contravene any provision of any agreement, judgment, order, decree, writ or injunction, or any provision of any existing law or regulation to which Purchaser is a party or it or its property is bound.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Purchaser do not and will not require any consent by any third party.

6.             “AS IS” PURCHASE AND WAIVERS

Except as expressly set forth in this Agreement, including but not limited to Sections 4.1 and 7.1, Purchaser agrees to accept the purchase of each of the Subsidiary Entity Interests and the transfer by each Seller to its Applicable Seller Subsidiary Entity of each Property “as is”, “where is”, with all faults, and in its condition as at the Closing Date regardless of the state of title or physical condition of the Real Property, environmental matters relating to any of the Real Property, the income, expense or operation of the Real Property, the entitlements with respect to the Real Property or which may be obtained with respect to the Real Property, the uses which can be lawfully made of the Real Property under applicable zoning or other laws, any existing or prospective Leases or Contracts or any other matter or thing with respect to the Real Property and, except as otherwise expressly provided in this Agreement, Purchaser shall assume the risk that adverse matters, which may not have been revealed by Purchaser’s investigations or which may occur, be imposed, arise or be discovered by Purchaser.

7.             CONDITIONS PRECEDENT TO CLOSING

7.1           The following shall be conditions precedent to Purchaser’s obligation to consummate the purchase and sale transaction contemplated herein (the “Purchaser’s Conditions Precedent”):

(a)           The representations and warranties set forth in Section 4 shall be true and correct in all material respects as of the Closing Date except for breaches thereof which do not in the aggregate have a material adverse effect on the value of the Real Property or Seller Subsidiary Interest, each taken as a whole, and each Seller shall have duly and substantially performed each and every material covenant, undertaking and agreement to be performed by Sellers under this Agreement, including the delivery of the documents described in Sections 9.1 and 9.2 hereof.

(b)           The Title Company shall be unconditionally prepared and irrevocably committed to issue ALTA extended coverage owner’s policies of title insurance (the “Title Policies”) insuring the interest of each Applicable Seller Subsidiary Entity and Purchaser, as successor by merger to such Applicable Seller Subsidiary Entity, in each Applicable Real Property, dated the Closing Date, with an aggregate liability for each policy of title insurance in the amount of the Purchase Price for the Applicable Subsidiary Entity Interests of the Applicable Seller Subsidiary Entity owning the Applicable Property, in the forms, containing such endorsements, and subject only to such exceptions as have been reasonably approved by Sellers, Purchaser and Purchaser’s Lender.

(c)           With respect to the Boulder Property, Purchaser shall have received at least seven (7) days prior to the Closing, (i) an executed Ground Lessor Consent and Estoppel Certificate from the lessor under the Boulder Ground Lease substantially in the form of

Exhibit J-1 attached hereto (with such changes thereto reasonably approved by Purchaser and Purchaser’s initial lender), dated no more than thirty (30) days prior to the Closing (the “Ground Lessor Estoppel Certificate”) and (ii) an executed Fee Mortgagee Estoppel Certificate from any mortgagee of fee title to the Boulder Ground Leased Land substantially in the form of Exhibit J-2 attached hereto (with such changes thereto reasonably approved by Purchaser and Purchaser’s initial lender), dated no more than thirty (30) days prior to the Closing (the “Fee Mortgagee Estoppel Certificate”).

(d)           Each Seller shall have formed its Applicable Seller Subsidiary Entity and transferred its Applicable Property to its Applicable Seller Subsidiary Entity in the manner required under Section 2.2 above.

(e)           Concurrently or substantially concurrently with the Closing (i) the Merger (as defined in the Merger Agreement) shall be consummated, (ii) SCI shall have entered into the Master Lease, and (iii) SCI and the Sellers shall have entered into the Subleases.

If any of the foregoing Purchaser’s Conditions Precedent are not satisfied with respect to a particular Property or Subsidiary Entity Interests, Purchaser shall have the right at its sole election either to waive the condition in question and proceed with the purchase of such Subsidiary Entity Interests pursuant to all of the other terms of this Agreement or, in the alternative, to terminate this Agreement with respect to such Subsidiary Entity Interests or in its entirety.  In the event that Purchaser elects to terminate this Agreement with respect to such Subsidiary Entity Interests as provided in the foregoing sentence, this Agreement shall become null and void without further obligation on the part of Purchaser and Seller of such Subsidiary Entity Interests with respect to such Subsidiary Entity Interests.  In the event Purchaser elects to terminate this Agreement in its entirety, this Agreement shall become null and void without further obligation on the part of Purchaser and Sellers.

7.2           The obligation of each Seller to consummate the transactions contemplated hereunder to occur on the Closing Date are each conditioned on the fulfillment of the following (“Sellers’ Conditions Precedent”) on and as of the Closing Date:

(a)           The truth, in all material respects, of each and every representation and warranty made by Purchaser and the due performance of each and every material covenant, undertaking and agreement to be performed by Purchaser under this Agreement (including, but not limited to, the delivery by Purchaser of the items, and the making of the payments, described in Section 10 below).

(b)           Concurrently or substantially concurrently with the Closing (i) the Merger (as defined in the Merger Agreement) shall be consummated and (ii) Purchaser shall have entered into the Master Lease.

(c)           The Title Company shall be unconditionally prepared and irrevocably committed to issue ALTA extended coverage leasehold owner’s policies of title insurance insuring SCI’s leasehold estate under the Master Lease and each Seller’s leasehold estate under the Sublease for the Applicable Property, dated the day and time of the Closing, with an aggregate liability for each policy of title insurance in the amount of the Purchase Price for the

Applicable Property (or such other amount designated by such Seller), in forms approved by Sellers, and subject only to such exceptions as set forth in the Title Policies.

If any of the foregoing Sellers’ Conditions Precedent are not satisfied with respect to a particular Property or Subsidiary Entity Interests, the Seller of such Subsidiary Entity Interests shall have the right at its sole election either to waive the condition in question and proceed with the sale of such Subsidiary Entity Interests pursuant to all of the other terms of this Agreement or, in the alternative, to terminate this Agreement with respect to such Subsidiary Entity Interests or in its entirety.  In the event that such Seller elects to terminate this Agreement with respect to such Subsidiary Entity Interests as provided in the foregoing sentence, this Agreement shall become null and void without further obligation on the part of Purchaser and such Seller with respect to such Subsidiary Entity Interests.  In the event any Seller elects to terminate this Agreement in its entirety, this Agreement shall become null and void without further obligation on the part of Purchaser and Sellers.

7.3           Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated pursuant to the terms thereof, this Agreement shall automatically terminate and become null and void without further obligation on the part of Purchaser and Sellers.

8.             SELLERS’ COVENANTS

Each Seller, severally and not jointly and subject to Subsection 8(l) below, hereby covenants with Purchaser as follows:

(a)           Prior to the Closing, except as described in the Disclosed/Permitted Matters, such Seller shall neither execute any new Applicable Lease, nor terminate, renew, amend or modify any existing Applicable Lease without Purchaser’s prior written consent, which shall not be unreasonably withheld or delayed.  Prior to the Closing, except as described in the Disclosed/Permitted Matters, such Seller shall not, without Purchaser’s prior consent, which shall not be unreasonably withheld or delayed, accept from any of the Tenants payment of rent or other charges more than one month in advance or apply any security deposit to rent due from any Tenant.

(b)           Prior to the Closing, except as described in the Disclosed/Permitted Matters, such Seller shall not, without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed, enter into any Contract with respect to the Applicable Property which (i) will survive the Closing and materially affect the use, operation or enjoyment of the Applicable Property after the Closing and (ii) would not be permitted to be executed by SCI under the Master Lease after the Closing without the consent of Purchaser.

(c)           The existing insurance policies, or equivalent coverage, with respect to its Applicable Property shall remain continuously in force through the day of the Closing.

(d)           At all times prior to the Closing, such Seller shall operate and manage the Applicable Property in the ordinary and usual course consistent with past practice, maintaining present services, and shall maintain the Applicable Property in good repair and working order, shall keep on hand sufficient materials, supplies, equipment and other personal property for the efficient operation and management of the Applicable Property in the ordinary and usual course consistent with past practice, and shall perform when due all of Seller’s obligations under the Applicable Leases, Contracts, Governmental Approvals and other agreements relating to such Property and otherwise in accordance with applicable laws, ordinances, rules and regulations affecting such Property.  Except as otherwise provided herein or as described in the Disclosed/Permitted Matters, Seller shall deliver the Applicable Property at the Closing in substantially the same condition as it was on the date hereof, reasonable wear and tear excepted.  None of the tangible personal property included in its Applicable Property shall be removed from the Applicable Real Property, unless replaced by tangible personal property of equal or greater utility and value.

(e)           Such Seller shall pay, or cause to be paid, in the ordinary and usual course consistent with past practice all bills and invoices for labor, goods, material and services of any kind relating to the Applicable Property, utility charges, and employee salary and other accrued benefits relating to the period prior to the Closing.

(f)            Such Seller agrees to pay, or cause to be paid, in the ordinary and usual course consistent with past practice any brokerage or leasing fee or similar commission or other compensation with respect to the Applicable Leases which is or will become due and payable prior to or after the Closing.

(g)           All alterations, installations and other tenant or other improvement work required to be performed prior to the Closing under the Applicable Leases or otherwise with respect to the Applicable Property and all tenant improvement allowances which lessor under the Applicable Leases is obligated to pay to Tenants prior to the Closing shall be completed and paid in full in the ordinary and usual course consistent with past practice, which completion may occur after the Closing.  No alteration, installation or other tenant or other improvement work which would constitute a Material Alteration under the Master Lease and is not described in the Disclosed/Permitted Matters, shall be commenced without the prior written consent of Purchaser.

(h)           After the date hereof and prior to the Closing, except as described in the Disclosed/Permitted Matters, no part of its Applicable Property, or any interest therein, will be alienated, licensed, encumbered or otherwise transferred.  Such Seller shall make or cause to be made all payments of principal and interest required under any mortgages encumbering the Applicable Property which are due and payable prior to the Closing.

(i)            With respect to the Boulder Property, Boulder Station shall not amend, modify, supplement or otherwise alter the terms of the Boulder Ground Lease.

(j)            Such Seller shall promptly notify Purchaser of any change in any condition with respect to the Applicable Property or of any event or circumstance which makes any representation or warranty of such Seller to Purchaser under this Agreement untrue or misleading, or any covenant of such Seller under this Agreement incapable of being performed.

(k)           Such Seller shall submit to Purchaser and Purchaser’s Lender for their reasonable approval of the form of limited liability company agreement of such Seller’s Applicable Seller Subsidiary Entity to be executed on the date of formation of such Seller Subsidiary Entity which agreement shall contain such provisions as are required under Purchaser’s Loan Documents.

(l)            Notwithstanding any provision of this Section 8, (i) nothing in this Section 8 shall prohibit, restrict or require any action by any Seller with respect to any Applicable Property which would be permitted or not required to be taken under the Master Lease and Subleases after the Closing, (ii) in no event shall any action taken by, with the written consent of, or at the written direction of, any of the Fertittas (and not also at the direction or with the concurrence of the Board of Directors of SCI (acting with the concurrence of the Special Committee) or the Special Committee) constitute a violation by any Seller of this Section 8, and (iii) in the event of any conflict between any terms and provisions set forth in this Section 8 and those set forth in the Merger Agreement, the terms and provisions of the Merger Agreement shall supersede and control the terms and provisions of this Section 8.

9.             SELLERS’ CLOSING DOCUMENTS

9.1           On or before the Closing, each Seller shall deliver or cause to be delivered to Purchaser (either directly or in the case of the documents described in subsections (a), (b) and (k) below, through the Title Company) the following with respect to its Applicable Seller Subsidiary Entity or its Applicable Property:

(a)           One (1) grant, bargain, sale deed with respect to the Applicable Real Property (the “Deed”) in recordable form conveying such Real Property to its Applicable Seller Subsidiary Entity, duly executed by Seller and in substantially the form as set forth in Exhibit K-1 attached hereto;

(b)           With respect to the Boulder Property, one (1) assignment of lease (the “Assignment of Lease”) in recordable form assigning the leasehold estate as tenant under the Boulder Ground Lease held by Boulder Station to its Applicable Seller Subsidiary Entity, duly executed by Boulder Station, in substantially the form as set forth in Exhibit K-2 attached hereto;

(c)           With respect to the Boulder Property, one (1) executed Ground Lessor Estoppel Certificate and one (1) executed Fee Mortgagee Estoppel Certificate;

(d)           Three (3) originals of a bill of sale and assignment conveying to its Applicable Seller Subsidiary Entity all right, title and interest of such Seller in, to and under its Applicable Personal Property, duly executed and acknowledged by such Seller and in substantially the same form as set forth in Exhibit L attached hereto;

(e)           Three (3) originals of an assignment and assumption agreement conveying to its Applicable Seller Subsidiary Entity (i) those Contracts for the Applicable Property listed on

Schedule 2 attached hereto (the “Assigned Contracts”), and (ii) the Intangible Personal Property included in the Applicable Personal Property, to the extent assignable, in substantially the same form as set forth in Exhibit M attached hereto;

(f)            Three (3) originals of an assignment and assumption agreement of those Leases for the Applicable Property listed on Schedule 3 attached hereto (the “Assigned Leases”), in substantially the same form as set forth in Exhibit N attached hereto;

(g)           Three (3) originals of an affidavit from the Seller which satisfies the requirements of Section 1445 of the Code, as amended, in substantially the same form as set forth in Exhibit O attached hereto;

(h)           Three (3) originals of an assignment and assumption agreement conveying to Purchaser the Applicable Subsidiary Entity Interests, in substantially the same form as set forth in Exhibit P attached hereto;

(i)            Three (3) originals of the Sublease with respect to its Applicable Property, duly executed and acknowledged by SCI and such Seller;

(j)            Three (3) originals of a Memorandum of Sublease, duly executed and acknowledged by SCI and such Seller, in substantially the same form as set forth in Exhibit Q attached hereto;

(k)           Reasonable proof of the authority of Seller’s signatories, and reasonable evidence of the due authorization, execution and delivery by Seller of this Agreement and the other documents delivered by Seller hereunder, and the due organization or formation and good standing of Seller in the State of Nevada;

(l)            An affidavit of Seller dated as of the Closing Date as customarily required by the Title Company, addressed to the Title Company, certifying among other things, with respect to (a) the status of services performed or materials supplied with respect to the Real Property during the period preceding the Closing Date for which, under local law, lien rights may exist and (b) tenants or other parties in or claiming or asserting rights to possession of the Applicable Property, other than the Tenants pursuant to the Leases; and

(m)          Any other documents reasonably required by Purchaser or the Title Company or called for hereunder which have not previously been delivered, in order to consummate the transaction contemplated by this Agreement.

9.2           On or before the Closing, Sellers shall deliver or cause to be delivered to Purchaser (either directly or in the case of the documents described in subsection (b) below, through the Title Company) the following with respect to the Properties:

(a)           Three (3) originals of the Master Lease, duly executed and acknowledged by SCI;

(b)           Three (3) originals of a Memorandum of Master Lease, duly executed and acknowledged by SCI, in substantially the same form as set forth in Exhibit R attached hereto; and

(c)           Three (3) originals of a guaranty by SCI of the obligations of each Seller under this Agreement, in substantially the same form as set forth in Exhibit S attached hereto.

10.          PURCHASER’S CLOSING DOCUMENTS

10.1         On or before the Closing, Purchaser shall deliver to the Seller of the Applicable Subsidiary Entity Interest the following:

(a)           Duly executed counterparts of the documents listed in Sections 9.1(h) and Sections 9.2(a) and (b);

(b)           The Purchase Price by wire transfer, together with such sums necessary to pay Purchaser’s net adjustments, costs and expenses;

(c)           Reasonable proof of the authority of Purchaser’s signatories and reasonable evidence of the due authorization, execution and delivery by Purchaser of this Agreement and the other documents delivered by Purchaser hereunder and the due organization or formation and good standing or qualification to do business, in all relevant jurisdictions, of Purchaser; and

(d)           Any other documents reasonably required by such Seller or called for hereunder which have not previously been delivered, in order to consummate the transaction contemplated by this Agreement.

11.          CLOSING

The purchase and sale contemplated herein shall close (the “Closing”) at (i) the offices of Milbank, Tweed, Hadley & McCloy LLP, located in Los Angeles, California, immediately following the closing of the transactions contemplated under the Merger Agreement or (ii) at such other place and time or on such other date as Purchaser and Sellers may agree in writing (the actual date of the Closing, the “Closing Date”).

12.          EXPENSES AND CLOSING COSTS

Except as otherwise specifically provided herein, each party shall pay its own costs and expenses in connection with the transactions contemplated hereby, including the fees and expenses of its attorneys, accountants, consultants and engineers.  For each Property, Purchaser shall pay Fifty Percent (50%) of the fees for recording the Deed, and with respect to the Boulder Property, the Assignment of Ground Lease, the Memorandum of Master Lease, the Memoranda of Subleases and any other documents customarily recorded, any documentary or transfer taxes due in connection with the consummation of the transactions contemplated herein, the cost of the Title Policies issued by the Title Company (including the costs of any endorsements relating to the Property) and the cost of any updated survey requested by Purchaser in connection with the Title Policy.  Each Seller shall pay Fifty Percent (50%) of the fees for recording the Deed, and with respect to the Boulder Property, the Assignment of Ground Lease, the Memorandum of Master Lease, the Memorandum of Sublease of its Applicable Property and any other documents customarily recorded, any documentary or transfer taxes due, if any, in connection with the consummation of the transactions contemplated herein, the cost of the Title Policy with respect to its Applicable Property issued by the Title Company (including the costs of any endorsements relating to the Property) and the cost of any updated survey of its Applicable Property requested by Purchaser in connection with the Title Policy.  If any fees, taxes, charges or other sums (excluding any income taxes payable by any party hereto) are required by law to be paid in connection with the consummation of the transactions contemplated by this Agreement to occur on the Closing Date and the payment of same is not allocated between the parties by the terms of this Agreement, then the cost of same shall be prorated as is customary in Las Vegas, Nevada.  The provisions of this Section 12 shall survive the Closing and the termination of this Agreement.

13.          LOSS BY CASUALTY OR CONDEMNATION

13.1         Each Seller shall give Purchaser prompt notice of (i) any casualty affecting all or any portion of its Applicable Property between the Effective Date and the Closing Date, and (ii) any actual taking or condemnation of all or any portion of its Applicable Property or any planned or pending condemnation action as to which such Seller has received written notice from the condemning authority.

13.2         In the event that a particular Property suffers damage or destruction subsequent to the Effective Date but prior to the Closing Date (a “Casualty”) or a transfer of title or possession of all or any part of a particular Property by condemnation occurs (a “Taking”), the Closing shall take place as provided herein without abatement of the Purchase Price for such Property, and there shall be assigned to Purchaser or the Applicable Seller Subsidiary Entity at the Closing all interest of the Seller of such Property in all proceeds of insurance policies maintained by Seller or SCI which may be payable to such Seller on account of such Casualty or any award which may be payable to such Seller on account of such Taking.  Any such proceeds or award that are assigned to Purchaser or the Applicable Seller Subsidiary Entity shall be used by Purchaser to restore the Property pursuant to the Master Lease unless such restoration is not possible in the case of a Taking.  Notwithstanding the foregoing, Purchaser shall have the right to elect not to purchase such affected Property by giving notice to Sellers prior to the Closing Date if such Casualty or Taking results in a Portfolio MAE as determined in accordance with the Commitment Letter.  Upon the occurrence of a Portfolio MAE as determined in accordance with the Commitment Letter and the election by Purchaser not to purchase an affected Property pursuant to the preceding sentence, the Sellers other than the Seller of the affected Property shall have the right to terminate this Agreement and not consummate the transactions contemplated herein by giving Purchaser notice of such election at any time prior to the Closing.  In the event that Purchaser’s Lender shall designate real property interests comprising one or more casino and hotel projects owned by SCI or through its subsidiaries (the “Substituted Properties”) to be conveyed to a Seller Subsidiary Entity, the Subsidiary Entity Interests of which would be conveyed to Purchaser in lieu of the Subsidiary Entity Interests of the Seller Subsidiary Entity owning or to own such affected Property so as to avoid the Portfolio MAE (a “Property

Substitution”); Purchaser and Sellers shall enter into an amendment to this Agreement and modify the terms of the Master Lease and Subleases, as appropriate, in order to adjust the Purchase Price of each Applicable Subsidiary Entity Interest and rents under the Master Lease and the Sublease of each Applicable Property so affected in a manner reasonably acceptable to Purchaser, Sellers and Purchaser’s Lender; provided, however, that (i) the designation and conveyance of such Substituted Properties shall be subject to compliance with the other terms and conditions of the Merger Agreement; (ii) all parties shall act reasonably in implementing the Property Substitution consistent with the objective of avoiding the Portfolio MAE while preserving the material terms set forth in the Merger Agreement; and (iii) in no event shall such Property Substitution result in an inability to render the opinions contemplated in the Merger Agreement.

13.3         Unless Purchaser shall have properly given notice of its election not to purchase such Property affected by such Casualty or Taking as provided above, Purchaser shall be entitled to participate in the adjustment of the claims with respect to such Casualty or Taking (other than claims which SCI or such Seller could separately make with respect to such Taking under the Master Lease), and the applicable Seller shall not compromise, settle or adjust any such claims without Purchaser’s prior written consent.

13.4         Each Seller shall retain the risk of loss or damage with respect to its Applicable Property until title passes, which shall occur on the Closing Date. The provisions of this Section 13 shall survive the Closing.

14.          DEFAULT

14.1         In the event the sale of Applicable Subsidiary Entity Interests as contemplated hereunder is not consummated because of a material default under this Agreement on the part of a particular Seller, Purchaser shall have the right to terminate this Agreement either in its entirety or with respect to the Applicable Subsidiary Entity Interests or the right to seek specific performance of such Seller’s obligations under this Agreement (and all reasonable costs and expenses incurred in enforcing its rights hereunder, including reasonable attorneys’ fees).

14.2         In the event the sale of the Applicable Subsidiary Entity Interests as contemplated hereunder is not consummated because of a material default under this Agreement on the part of Purchaser, Seller of such Applicable Subsidiary Entity Interests shall have the right to terminate this Agreement either in its entirety or with respect to such Subsidiary Entity Interests, the right to seek specific performance of Purchaser’s obligations under this Agreement (and all reasonable costs and expenses incurred in enforcing its rights hereunder, including reasonable attorneys’ fees) and all other rights and remedies at law or in equity.

15.          BROKER’S COMMISSION

15.1         Purchaser represents and warrants that no brokerage commission, finder’s fee or other compensation is due or payable by reason of Purchaser’s actions in the transaction contemplated hereby.  Purchaser agrees to indemnify and hold harmless each Seller from and against any losses, damages, costs and expenses (including attorney’s fees) incurred by Seller by reason of any breach or inaccuracy of the representation and warranty contained in this Section 15.1.

15.2         Each Seller, severally and not jointly, represents and warrants that no brokerage commission, finder’s fee or other compensation is due or payable by reason of such Seller’s actions in the transaction contemplated hereby.  Each Seller, severally and not jointly, agrees to indemnify and hold harmless Purchaser from and against any losses, damages, costs and expenses (including attorney’s fees) incurred by Purchaser by reason of any breach or inaccuracy of the representation and warranty contained in this Section 15.2.

15.3         The provisions of this Section 15 shall survive the termination of this Agreement or the Closing.

16.          INDEMNIFICATION.

16.1         Each Seller, severally and not jointly, shall indemnify Purchaser and Purchaser’s Lender in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any (a) breach of representation or warranty of such Seller or its Applicable Seller Subsidiary Entity or (b) nonfulfillment of or failure to perform any covenant or agreement on the part of such Seller or its Applicable Seller Subsidiary Entity contained in this Agreement.  Purchaser shall indemnify each Seller and hold each Seller harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any (a) breach of representation or warranty of Purchaser or (b) nonfulfillment of or failure to perform any covenant or agreement on the part of Purchaser contained in this Agreement.  Notwithstanding any provision of this Agreement to the contrary, Sellers shall have no liability under this Section or otherwise under this Agreement for the breach of any representation or warranty herein if such breach is Known to Purchaser’s Lender as of the Effective Date; provided however that the foregoing shall not apply to any Excepted Claims.

16.2         Other than with respect to Excepted Claims, which are not limited, Purchaser will not be entitled to seek indemnification under this Section 16 unless and until the amount of all Losses subject to indemnification hereunder has accumulated to a threshold of $25,000,000, after which Purchaser will be entitled to the full amount of all such Losses, including amounts below such threshold, subject to the immediately following sentence.  In no event shall the aggregate liability incurred by any Seller pursuant to this Section 16 exceed an amount equal to the Purchase Price for its Applicable Property set forth in Section 3.1 above other than with respect to Excepted Claims.

17.          MISCELLANEOUS.

17.1         It is the intent of Purchaser and Sellers that the transactions contemplated by this Agreement constitute a “true purchase” and “true sale” of the Subsidiary Entity Interests of all of the Seller Subsidiary Entities.  Notwithstanding anything to the contrary contained herein, this Agreement shall not be deemed or construed to make the parties hereto partners or joint venturers nor establish a borrower/lender or mortgagor/mortgagee relationship, it being the intention of the parties to create the relationship of sellers and purchaser with respect to the Subsidiary Entity Interests and indirectly the Properties to be conveyed as contemplated hereby.

17.2         Notwithstanding anything to the contrary contained herein, in no event shall the term “Properties” include any Gaming Equipment, any Gaming License or any interest therein and Purchaser acknowledges, confirms and agrees that it will acquire no interest in, or rights with respect to, any Gaming Equipment or Gaming License held by any Seller.

17.3         This Agreement is the entire Agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements between the parties with respect to the matters contained in this Agreement.  No prior understandings, agreements, representations or other oral or written communications between the parties, including drafts of this Agreement, shall be used in interpreting any provision of this Agreement.  Any waiver, modification, consent or acquiescence with respect to any provision of this Agreement shall be set forth in writing and duly executed by or on behalf of the party to be bound thereby.  No waiver by any party of any breach hereunder shall be deemed a waiver of any other or subsequent breach.

17.4         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.  The signature page of any counterpart may be detached therefrom without impairing the legal effect of the signature(s) thereon provided such signature page is attached to any other counterpart identical thereto except having additional signature pages executed by other parties to this Agreement attached thereto.

17.5         Time is of the essence in the performance of and compliance with each of the provisions and conditions of this Agreement.

17.6         All notices, requests and other communications to any part hereunder shall be in writing (including facsimile or similar writing) and shall be given:

if to Purchaser, to:

c/o Fertitta Colony Partners LLC

2960 West Sahara Avenue, Suite 200

Las Vegas, Nevada 89102

Attention:  Frank J. Fertitta III

Fax:  (702) 367-9675

with copies (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

Attention:  Kenneth J. Baronsky

Fax:  (213) 892-4733

Colony Capital Acquisitions, LLC

1999 Avenue of the Stars, Suite 1200

Los Angeles, California 90067

Attention: Jonathan H. Grunzweig

Fax: (310) 407-7407

and

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Thomas Cerabino

Fax:  (212) 728-9208

if to any Seller, to:

Station Casinos, Inc.

10973 West Summerlin Centre Drive

Las Vegas, Nevada  89135

Attention:  General Counsel

Fax:  (702) 221-6613

with a copy (which shall not constitute notice) to:

Attention:

Fax:

or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto.  Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified above and electronic confirmation of transmission is received or (ii) if given by any other means, when delivered at the address specified in this Section 17.6.

17.7         The parties hereto agree to do such further acts as may be reasonably necessary to carry out the provisions of this Agreement.

17.8         The making, execution and delivery of this Agreement by the parties hereto has been induced by no representations, statements, warranties or agreements other than those expressly set forth herein.

17.9         Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be valid under applicable law, but, if any provision of this Agreement shall be invalid or prohibited thereunder, such invalidity or prohibition shall be construed as if such invalid or prohibited provision had not been inserted herein and shall not affect the remainder of such provision or the remaining provisions of this Agreement.

17.10       Each party hereto has received independent legal and other advice from its attorneys and accountants with respect to the advisability of executing this Agreement, the tax implications thereof and the meaning of the provisions hereof.  The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.  Section headings of this Agreement are solely for convenience of reference and shall not govern the interpretation of any of the provisions of this Agreement.

17.11       This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to principles of conflicts of law.  Each of Seller and Purchaser hereby submits to the jurisdiction of the state and federal courts of Nevada and each hereby irrevocably consents to the service of process by certified mail to the addresses set forth in Section 17.6.

17.12       Each of Purchaser and Sellers irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

17.13       If any action is brought by Purchaser against any Seller or by any Seller against Purchaser, the prevailing party shall be entitled to recover from the other party reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action.  For purposes of this Agreement, the term “attorneys’ fees” or “attorneys’ fees and costs” shall mean the fees and expenses of counsel to the parties hereto, which may include printing, photostating, duplicating and other expenses, air freight charges and fees billed for law clerks, paralegals, librarians and other persons not admitted to the bar but performing services under the supervision of an attorney.

17.14       This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and to their respective transferees, successors, and assigns; provided, however, that neither this Agreement nor any of the rights or obligations of any party hereunder shall be transferred or assigned by such party, without the prior written consent of the other parties to this Agreement, in each instance, which consent may be granted or withheld in such parties’ sole and absolute discretion; provided, further, that (i) any assignment by Purchaser to an entity in which Purchaser has a controlling interest or which is under common control with Purchaser shall not require the consent of Sellers and (ii) Purchaser may collaterally assign and encumber its rights and interests hereunder to Purchaser’s Lender.  In the event the rights and obligations of Purchaser shall be assigned and delegated in accordance with this Section 17.14, then the assignee will be substituted in place of Purchaser in the relevant documents executed or delivered pursuant to this Agreement and shall assume in writing all of Purchaser’s duties and obligations hereunder and thereunder.

17.15       The rights and obligations of the parties are as expressly set forth in this Agreement, and the parties intend that such rights and obligations shall be strictly limited to those expressly set forth herein.  Purchaser and Sellers voluntarily and unconditionally waive all rights, privileges or defenses which it might otherwise have, by implication, by law or otherwise, to the fullest extent permitted by law.

17.16       All Schedules and Exhibits attached hereto are incorporated herein by reference.

17.17       Neither this Agreement nor any memorandum thereof shall be recorded or filed in the public land or other public records of any jurisdiction by any party and any attempt to do so may be treated by the other parties as a material breach of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SELLERS:	BOULDER STATION, INC.,
a Nevada corporation

PALACE STATION HOTEL & CASINO, INC.,
a Nevada corporation

SANTA FE STATION, INC.,
a Nevada corporation

SUNSET STATION, INC.,
a Nevada corporation

	By:	/s/ Richard J. Haskins
Name: Richard J. Haskins
Title: Senior Vice President and Secretary

FIESTA STATION HOLDINGS, LLC,
a Nevada limited liability company

	By:	/s/ Richard J. Haskins
Name: Richard J. Haskins
Title: Senior Vice President and Secretary

LAKE MEAD STATION HOLDINGS, LLC,
a Nevada limited liability company

	By:	/s/ Richard J. Haskins
Name: Richard J. Haskins
Title: Senior Vice President and Secretary

PURCHASER:	FCP NEWCO, LLC,
a Delaware limited liability company
by Station Casinos, Inc., its sole member

	By:	/s/ Richard J. Haskins
Name: Richard J. Haskins
Title: Executive Vice President, General Counsel and Secretary